UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Garden State Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

328 Newman Springs RD
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert McMullin	732 280 6886	rmcmulin@gaedenstatesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

733 Rte 35 Ste A	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McMullin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Garden State securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

[signature]

KATHLEEN M RIVIERE
Notary Public, State of New Jersey
Comm. # 2047177
My Commission Expires 9/2/2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Garden State Securities, Inc.

Financial Statements

(Confidential Per Rule 17A-5(e)(3))

December 31, 2025

With Report of Independent Registered Public Accounting Firm

Garden State Securities, Inc.
Table of Contents
December 31, 2025



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Garden State Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. as of December 31, 2025, the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Garden State Securities, Inc.'s management. Our responsibility is to express an opinion on Garden State Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Garden State Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the U.S. Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Garden State Securities, Inc.'s financial statements. The supplemental information is the responsibility of Garden State Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the U.S. Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Garden State Securities, Inc.'s auditor since 2018.

Adeptus Partners, LLC

Adeptus Partners, LLC
Ocean, NJ
March 13, 2026

Garden State Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	651,495
Deposit held at clearing broker		100,000
Securities owned, at fair value		14,625
Due from clearing firm		655,416
Furniture, equipment, and leasehold improvements (net)		29,946
Right-of-use asset		915,999
Due from related entities		255,855
Prepaid expenses and other assets		47,240
Total assets	$	2,670,576

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	823,141
Subordinated borrowing		400,000
Lease liability		1,012,291
Total liabilities		2,235,432

Stockholders' equity

Common stock - no par value; 1,000 shares authorized, issued and outstanding, at stated value		40,000
Additional paid-in capital		1,562,705
Accumulated deficit		(1,167,561)
Total stockholders' equity		435,144
Total liabilities and stockholders' equity	$	2,670,576

The accompanying notes are an integral part of these financial statements.

Garden State Securities, Inc.
Statement of Operations
Year Ended December 31, 2025

Revenues		
Commissions	$	7,183,666
Investment banking fees		2,476,937
Proprietary trading		51,668
Interest income		277,399
Subordinated borrowing forgiveness		100,000
Other income		565,858
Total revenue		10,655,528
Operating Expenses		
Commissions		6,514,778
Salaries and benefits		2,056,240
Clearing fees		440,082
Regulatory fees and expenses		22,333
Occupancy expense		321,074
Legal and professional		371,435
Insurance expense		218,780
Interest Expense		46,668
Other operating expenses		747,314
Total operating expense		10,738,704
Net Loss	$	(83,176)

The accompanying notes are an integral part of these financial statements.

Garden State Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance, January 1, 2025	$ 40,000	$ 1,562,705	$ (1,084,385)	$ 518,320
Net loss	-	-	(83,176)	(83,176)
Balance, December 31, 2025	$ 40,000	$ 1,562,705	$ (1,167,561)	$ 435,144

The accompanying notes are an integral part of these financial statements.

Garden State Securities, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2025

Subordinated borrowing as of December 31, 2024	$	500,000
Loan Forgiven		(100,000)
Subordinated borrowing as of December 31, 2025	$	400,000

The accompanying notes are an integral part of these financial statements.

Garden State Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities

Net loss	$	(83,176)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		1,272
Cash paid for amounts included in the measurement of lease liability		3,226
Changes in operating assets and liabilities:		
Securities owned		25,003
Due from clearing firm		(152,634)
Due from related entities		46,306
Prepaid expenses and other assets		9,269
Accounts payable and accrued expenses		234,532
Net cash provided by operating activities		83,798

Cash flows from financing activities

Subordinated borrowings - forgiveness		(100,000)
Net cash used by financing activities		(100,000)
Net decrease in cash		(16,202)

Cash

Beginning of year		667,697
End of year	$	651,495

Cash paid during the year for:		
Taxes	$	1,500

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**
   Garden State Securities, Inc. (the "Company") is classified as a subchapter "S" corporation. The Company is a full-service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking services to micro, small and mid-cap growth companies and engages in trading securities. The Company clears securities transactions through a clearing firm on a fully disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. **Summary of Significant Accounting Policies**
   Basis of Accounting and Use of Estimates
   The accompanying financial statements are presented on the accrual basis of accounting. Accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Owned
   Securities owned are recorded on a trade date basis and valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

   Concentration of credit risk
   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in interest and non-interest bearing accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per financial institution. At times the balances of interest-bearing accounts may be in excess of insurance limits of the FDIC. The company has not experienced any losses in such accounts. GSS was $382,568 above FDIC insurance in it's operating account as of year-end.

   Furniture, Equipment and Leasehold Improvements
   Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

   Revenue Recognition

   The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price,(d) allocate the transaction price in the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

   Commissions
   The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers. Customer security transactions and the related commission income and expense are recorded on a trade date basis.

The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are recorded when the vendor approves the transactions and sends the details to the Company.

Interest income
Customers who finance their securities transactions on margin are charged interest, which the Company participates in and records as interest income. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

Investment banking
Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and fees earned from providing financial advisory services.

The Company places securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings and revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is appropriate point in time to recognize revenue for securities transactions as there are no significant actions which the Company needs to take subsequent to this date and issuer obtains the control and benefit of the capital markets offering at that point.

The Company provides financial advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Proprietary trading
Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

Other income
Other income consists of fees charged to customers for various items such as inactive accounts, annual maintenance and confirm fees. In addition, it includes reimbursements by financial advisors for various Company related expenses. Recorded when occurred.

Receivables from Clearing Organization
Receivables are considered fully collectible by management and, accordingly, no allowance for credit losses is considered necessary. These receivables are generated in the ordinary course of business..

Leases
The Company accounts for leases based on the guidance of ASC 842 and records right-of-use assets and lease liabilities for operating leases that have a term of greater than one year. The right-of-use assets in the statement of financial condition represent the Company's right as lessee, to use an asset over the life of a lease. The Company records the right-of-use assets based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of use- asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Income Taxes
The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions and has concluded that no liability should be recorded. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits or liabilities will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurances that the Company's tax return will not be challenged by the taxing authorities and that the Company and its stockholders will not be subject to additional tax, penalties and interest as a result of such challenge.

Segment Information
Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December15, 2023. Additional disclosures required by ASC 280 are provided in Note 11 – Segment Information.

Subsequent Events
The Company evaluated subsequent events through March ??, 2026, the date the financial statements were available to be issued.

3. **Deposit Held at Clearing Broker**
    The Company is required to maintain a $100,000 deposit with its clearing broker. This deposit is maintained in an interest-bearing account.

4. **Fair Value Measurements**
    Securities owned are recorded at fair value in accordance with Accounting Standards Codification Fair Value Measurements and Disclosure ("ASC" 820") which establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

    In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

    Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

    Level 2 – Observable inputs other than quoted prices in level 1; such as quoted for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

    Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

    In certain cases the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirely falls is determined based on the lowest level input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2025:

Securities owned at fair value	Level 1	Level 2	Level 3	Total
Corporate stocks	$10,451	$ --	$ --	$10,451
Restricted stocks	--	--	2,744	2,744
Warrants	--		1,430	1,430
	$10,451	$ --	$4,174	$14,625

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks are valued using quoted prices in markets with normal volume. As such, these securities are classified as Level 1 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While some of these securities are actively traded, there are restrictions on their resale at the time they are received. The restricted equity securities are valued at a 40% discount due to their restricted status and are categorized as Level 3 securities. Warrants are valued using the Black-Scholes pricing model and are also categorized as Level 3 securities. This same methodology is applicable to warrants receivable and warrants payable as commissions. Securities are reviewed monthly and will move from level three to level two based on expiration of restrictions or conversions of warrants to common stock.

These methods are consistent with prior years.

The following table provides information about the valuation techniques and unobservable inputs used in the valuation of financial instruments falling within Level 3 of the fair value hierarchy as of December 31, 2025.

Description	Fair Value	Valuation Technique	Unobservable Input	Quantitative Measures
Restricted stocks	$2,744	Quoted market price less discount for restriction and lack of marketability	Discount rate	40%
Warrants	$1,430	Black-Scholes	Risk free rate-6%; volatility rates ranges from 3.38%- 472.11%, time to maturity between 0-1 years	

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2025 are summarized below:

Beginning balance	$13,607
Securities received and receivable as consideration	510
Unrealized gains/losses-net, included in earnings	(9,943)
Ending balance	$ 4,174

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2025:

Furniture and equipment	$ 241,944
Leasehold improvements	49,770
	291,714
Less: accumulated depreciation and amortization	(261,768)
Property and equipment - net	$ 29,946

Total depreciation and amortization expense was $1,272 for the year ended December 31, 2025.

6. **Net Capital Requirements**
   Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital and net capital requirements of $443,683 and $100,000, respectively, resulted in excess net capital of $343,683. The Company's percentage of aggregate indebtedness to net capital was 1.86 to 1.

7. **Risks and Uncertainties**
   The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses one clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses its clearing broker for a significant portion of its business. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

   Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

   Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

   The Company maintains its cash in bank deposit accounts with one major financial institution. Interest and non-interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of this institution and has not experienced any losses on such accounts.

8. **Commitments and Contingencies**
   Leases
   The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers, and office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments, plus unamortized

initial direct costs plus (minus) any prepaid (accrued) lease payments less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term 12 months or less at commencement and do not include options to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computer and office equipment to account for each separate lease component of a contract and its associated non-lease components of a contract and its associated no –lease components (lessor –provided maintenance) as a single lease component.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five-year term. This non-cancelable operating lease carried escalating payments through its expiration in 2016. In April 2016, the Company entered into a First Amendment to Agreement of Lease extending its initial term for a period of five (5) years commencing as of May 1, 2016 and expiring on April 30, 2021. The Second Amendment to Agreement extending its initial term for a period of eight (8) years commencing as of February 1, 2022 and expiring on January 31, 2030. The new basic rent stays constant through the term of the Lease and contains an abatement provision in the amount of $12,500 for five months commencing February 2022 through June 2022. In addition, the Company is responsible for paying its pro-rata share of certain expenses. The lease is guaranteed by several stockholders of the Company.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

2026	$324,205
2027	330,689
2028	337,302
2029	344,048
2030	28,718
	1,364,962
Less imputed interest	(352,671)
Total lease liability	$1,012,291

The components of lease cost for the year ended December 31, 2025 are as follows:.

Operating lease cost	$317,847
Total lease cost	$321,074

Amounts reported in the statement of financial condition as of December 31, 2025 were as follows:

Operating right-of-use asset, net of accumulated amortization	$915,999
Operating lease liability	$1,012,291

Other information related to leases as of December 31, 2025 was as follows:

Weighted average discount rate: Operating Lease	4.25%
Weighted average remaining lease: Operating Lease	4.08

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired, or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows. In the ordinary course of business, the Company may be a party to claims or disputes. Amounts are accrued or disclosed based on the criteria described above.

In 2025, the Company settled customer complaints and arbitrations in the aggregate amount of approximately $126,000 of which $29,914 was paid by the Company's errors and omissions carrier. The trader reimbursed the Company for the arbitration.

9. **Related Party Transactions**

At December 31, 2025, the Company is owed $255,855 from entities related by common ownership. The advances are non-interest bearing and not subject to a definitive payback schedule. The Company provides accounting and management for their affiliates the Company received $148,500 from related companies for administration services included in other income in statement of operation.

10. **Liabilities subordinated to the claim of general creditors**

The Company entered into a subordinated loan agreement with Axos Clearing LLC, for the amount of $500,000 dated August 29, 2024 with a maturity date of September 21, 2029. The interest rate was 10%, and the interest expense was $46,668 for the year ended December 31, 2025 and remains outstanding as of December 31, 2025 included in accounts payable and accrued expenses in the statement of financial condition. This loan and remains outstanding was approved by FINRA for subordination. $100,000 was forgiven in 2025 and $400,000 remains as of December 31,2025.

11. **Segment Information**

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting("ASC 820"). The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has identified its three executive officers (Chairman, Senior Vice President, and Secretary) as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Operations presents the segment revenue and expenses of this single reporting segment. Management and consulting fees included earned from Garden State Investment Advisors, an affiliated registered investment adviser, and Garden State Insurance Agency earned from unrelated third parties. All other revenues were earned from external customers. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment. Non-cash financing activity of this segment, the addition of new lease right-of-use assets and operating lease liabilities of $3,226 is presented in the accompanying Statement of Cash Flows.

Supplementary Information

Garden State Securities, Inc.
Schedule I Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2025

Computation of net capital

Total stockholders' equity		$ 435,144
Additions:		
Subordinated borrowing		$ 400,000
Deductions:		
Non-allowable assets:		
Other receivables	$ (52,678)	
Securities owned, at fair value	(4,174)	
Furniture, equipment, and leasehold improvements	(29,946)	
Prepaid expenses and other assets	(303,095)	(389,893)
Net capital before haircuts on securities		445,251
Haircuts on securities:		
Other		(1,568)
Net capital		$ 443,683

Computation of basic net capital requirements

Minimum net capital required: 6-2/3% of $443,683		$ 54,876
Minimum net capital requirements of reporting broker/dealer		$ 100,000
Net capital requirement		$ 100,000
Excess net capital		$ 343,683
Net capital less greater of 10% of aggregate indebtedness of $443,683 or 120% of minimum net capital requirement		$ 323,683
Computation of aggregate indebtedness:		
Account payable and accrued expenses		$ 823,141
Percentage of aggregate indebtedness to net capital		1.86 to 1

Note: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

Garden State Securities, Inc.
Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company claimed an exemption from 17 C.F.R. 240.15c3-3(k) under the following provisions of 17 C.F.R. 240.15c3-3 (k).

The Company is exempt from Securities and Exchange Commission ("SEC") rule 15c3-3 pursuant to the exemptive provision of sub paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm.



Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Garden State Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Garden State Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Garden State Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k): (k)(2)(ii) (exemption provision) and (2) Garden State Securities, Inc. stated that Garden State Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Garden State Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions way basis where the funds are payable to the issuer or its agent and not the Company, (2) receiving transaction based compensation for identifying and facilitating potential merger and acquisition opportunities for clients, and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4.

Garden State Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Garden State Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Adeptus Partners, LLC

Adeptus Partners, LLC
Ocean, NJ
March 13, 2026



Garden State Securities, Inc.
MEMBER FINRA, SIPC

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH THE EXEMPTION PROVISION OF SEC RULE 15c3-3

We, as the management of Garden State Securities, Inc., (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to the best of our knowledge and belief:

(1) The Company claims an exemption from 17 C.F.R 240.15c3-3(k) the provisions of SEC Rule 15c3-3 under paragraph (k)(2) (ii), and (2) for the reporting period January 1, 2025 through December 31, 2025, the Company has met the identified exemption provision in 17 C.R.F. 240.15c3-3(k) throughout the most recent fiscal except as described below:

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) effecting securities transactions via subscriptions way basis where the funds are payable to the issuer or its agent and not the Company: (2) receiving transaction-based compensation for identifying and facilitating potential merger and acquisition opportunities for clients; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraph (a) or (b) (2) of Rule15c2-4.

GARDEN STATE SECURITIES, INC.

By:

_____

Robert McMullin
Chief Financial Officer/FinOp